UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:	001-11460
CUSIP Number:	114082100

NOTIFICATION OF LATE FILING

(Check One):       ☐  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☒  Form 10-Q   ☐  Form 10-D   ☐  Form N-CEN ☐  Form N-CSR
For Period Ended: March 31, 2022

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Brooklyn ImmunoTherapeutics, Inc.
Full Name of Registrant

Former Name if Applicable

10355 Science Center Drive, Suite 150
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Brooklyn ImmunoTherapeutics, Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three months ended March 31, 2022 (the “Form 10-Q”).

The Company could not file the Form 10-Q within the prescribed time period required for smaller reporting companies without unreasonable effort and expense because additional time is required by the Company’s management to complete its preparation of the financial statements and accompanying disclosures for the period ended March 31, 2022.

In particular, the Company is reviewing certain valuation methodologies used to value both the IRX-2 assets acquired by the Company and the related contingent consideration obligations assumed by the Company in its 2018 acquisition of IRX Therapeutics, Inc. and any internal control implications.  The Company is diligently working towards filing the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Sandra Gurrola	(619)	957-3015
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A

Brooklyn ImmunoTherapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2022	By	/s/ Howard Federoff
Howard Federoff
Chief Executive Officer and President

Annex A

As previously reported, on August 12, 2020, the Company (then known as “NTN Buzztime, Inc.”), Brooklyn LLC and BIT Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), entered into an agreement and plan of merger and reorganization (the “Merger Agreement”) pursuant to which, among other matters, Merger Sub merged with and into Brooklyn LLC, with Brooklyn LLC continuing as a wholly owned subsidiary of the Company and as the surviving company of the merger (the “Merger”). The Merger closed on March 25, 2021. After the Merger, the Company changed its name from “NTN Buzztime, Inc.” to “Brooklyn ImmunoTherapeutics, Inc.” The Merger was accounted for as a reverse acquisition, in which Brooklyn LLC was deemed the acquiring company for accounting purposes.

In accordance with the Merger Agreement, on March 25, 2021, the Company amended its restated certificate of incorporation in order to effect:

•	prior to the Merger, a reverse stock split of its common stock, par value $0.005 per share, at a ratio of one-for-two; and
•	following the Merger, a change in its corporate name from “NTN Buzztime, Inc.” to “Brooklyn ImmunoTherapeutics, Inc.”

On March 26, 2021, we sold the rights, title and interest in and to the assets relating to the business operated under the name “NTN Buzztime, Inc.” prior to the Merger to eGames.com Holdings LLC, or eGames.com, in exchange for eGames.com’s payment of a purchase price of $2.0 million and assumption of specified liabilities relating to such pre-Merger business.

The Merger has been accounted for as a reverse acquisition in accordance with U.S. generally accepted accounting principles, or GAAP. Under this method of accounting, Brooklyn LLC was deemed the “acquiring” company and Brooklyn ImmunoTherapeutics, Inc. (then known as NTN Buzztime, Inc.) was treated as the “acquired” company for financial reporting purposes. Operations prior to the Merger are those of Brooklyn LLC, and the historical financial statements of Brooklyn LLC became the historical financial statements of the Company with respect to periods prior to the completion of the Merger.

Upon filing of the Form 10-Q, the Company will report its consolidated financial results for the three-months ended March 31, 2022 with respect to the business of Brooklyn ImmunoTherapeutics, Inc.

For the three months ended March 31, 2022, the Company expects to report research and development expenses of $1.8 million as compared to $1.5 million for the three months ended March 31, 2021.

For the three months ended March 31, 2022, the Company expects to report general and administrative expenses of $4.5 million as compared to $1.6 million for the three months ended March 31, 2021, primarily related to non-cash stock-based compensation expense from increased equity awards, increased headcount, and increased premiums for public company insurance policies.

The Company expects to report that, at March 31, 2022, the Company had cash and cash equivalents of approximately $23.5 million.